March 23, 2017

VIA EDGAR

Melissa Raminpour

Branch Chief

Office of Transportation and Leisure

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	News Corporation
Form 10-K for the Fiscal Year Ended June 30, 2016
Filed August 12, 2016
File No. 001-35769

Dear Ms. Raminpour:

On behalf of News Corporation (the “Company”), we are responding to your comment letter, dated March 14, 2017, relating to the above-referenced filing. To facilitate your review, we have reproduced the text of the Staff’s comment in italics below, followed by the Company’s response to the comment. Any capitalized terms used in this letter but not defined have the meanings given to such terms in the above-referenced filings.

Form 10-K for the Fiscal Year Ended June 30, 2016

Financial Statements

Consolidated Statements of Cash Flows, page 83

1.	We note your presentation of the decrease in cash and cash equivalents from discontinued operations in one line item. Please note that ASC 230-10-45-10 requires that a statement of cash flows shall classify cash receipts and cash payments as resulting from investing, financing, or operating activities. Please revise your current presentation to classify the cash flows from discontinued operations within each of the operating, investing and financing categories.

Response: While the Company acknowledges that it presented the decrease in cash and cash equivalents from discontinued operations in one line item on the Statements of Cash Flows, we respectfully believe that the information required by ASC 230-10-45-10 is included in the notes to the financial statements, as described in ASC 230-10-45-24A.

1211 Avenue of the Americas • New York, NY 10036

newscorp.com

Specifically, for cash flow disclosure requirements related to a discontinued operation, ASC 230-10-45-24A refers to ASC 205-20-50-5B, which states in relevant part:

“An entity shall disclose, to the extent not presented on the face of the financial statements as part of discontinued operations, all of the following in the notes to the financial statements: …

c. Either of the following:

1. The total operating and investing cash flows of the discontinued operation for the periods in which the results of operations of the discontinued operation are presented in the statement where net income is reported

2. The depreciation, amortization, capital expenditures, and significant operating and investing noncash items of the discontinued operation for the periods in which the results of operations of the discontinued operation are presented in the statement where net income is reported.”

The Company believes that it addressed the presentation requirements of ASC 230-10-45-10 when complying with the disclosure requirements of ASC 205-20-50-5B. Specifically, the Company disclosed total operating, investing and financing cash flows from discontinued operations for the fiscal years ended June 30, 2016, 2015 and 2014 in Note 4, Discontinued Operations on page 102 of the Form 10-K for the fiscal year ended June 30, 2016. Notwithstanding the foregoing, in response to the Staff’s comment, the Company will modify its Statements of Cash Flows to separately present cash flows from discontinued operations within each of the categories of operating, investing and financing activities on a net basis in future filings.

If you have any questions regarding the above, please contact the undersigned at 212-416-4902.

Very truly yours,

/s/ Susan Panuccio
Susan Panuccio Chief Financial Officer

cc:	Mini P. Krishnan, Ernst & Young LLP

Lori Zyskowski, Gibson, Dunn & Crutcher LLP

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